FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934

For the Month of July 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 25, 2006 announcing that Andreas Georghiou will assume the role of Chief Executive Officer and Glenn Katz will assume the new role of President of Registrant’s subsidiary, Spacenet Inc.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: July 26, 2006

Gilat announces industry veteran Andreas Georghiou to join Spacenet as new Chief Executive Officer and Glenn Katz to become President

Petah Tikva, Israel, July 25, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that former SES Americom Chief Commercial Officer Andreas Georghiou will assume the role of Chief Executive Officer of Spacenet Inc. effective on August 1st, 2006. The appointment is the culmination of Gilat’s efforts to assemble a new executive leadership team to grow Spacenet and define a successful long-term strategic vision.

As Spacenet’s CEO and a member of its board of directors, Georghiou will provide strategic leadership and focus on driving Spacenet’s future revenue growth. He has more than 25 years of experience in the satellite communications industry, including a wide range of technology, business development and executive management roles at RCA Corporation, GE Capital and SES Americom. Georghiou holds an undergraduate degree from the University of Pennsylvania, and a master’s degree from the Wharton School of Business, where he studied as a Fulbright Scholar.

With the appointment of Georghiou as CEO, Spacenet’s Chief Operating Officer and Acting CEO Glenn Katz will assume the new role of President with responsibility for managing Spacenet’s sales activities, and will continue overseeing day-to-day operations as COO. In addition, industry veteran and former CapRock Vice President of Marketing & Product Management David Myers recently joined Spacenet as Senior Vice President of Marketing and Business Development. Together, these moves complete the process of assembling a new Spacenet executive team with the skills, experience and focus to successfully grow the business and drive new market opportunities.

Gilat Chairman and Chief Executive Officer Amiram Levinberg said, “This is a very exciting time for Spacenet. With the company’s innovative services portfolio and its internal operational excellence initiatives showing strong results, the time has come to renew Spacenet’s focus on growth and expansion. Andreas Georghiou’s extensive industry knowledge and executive experience, makes him the ideal candidate to lead this effort and architect a strong vision for Spacenet’s future.”

Georghiou added, “The marketplace is looking for innovative, cost-effective and robust solutions for its communications needs. I am excited to join Spacenet and am confident in our ability to effectively address these requirements. We will be concentrating on positioning Spacenet to be responsive to these market demands by leveraging Spacenet’s product portfolio and its more than 20-year heritage of quality and customer focus.”

About Spacenet
Spacenet is a services group of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Spacenet Inc., based in McLean, Virginia, provides connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
PH. (954) 435-3310; stan@schneidercom.com